                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

On February 19, 2002, HP issued the following press release.


                     [LETTERHEAD OF HEWLETT-PACKARD COMPANY]

                                                                [HP INVENT LOGO]

Editorial Contacts:

Judy Radlinsky, HP
+1 650 857 5034
judy_radlinsky@hp.com

Rebeca Robboy, HP
+1 650 857 2064
rebeca_robboy@hp.com

                         HP ISSUES STATEMENT IN RESPONSE
                         TO LATEST WALTER HEWLETT FILING

PALO ALTO, Calif. -- Feb. 19, 2002 -- Hewlett-Packard Company (NYSE:HWP) today issued the following statement in response to Walter Hewlett's 02-17-02 SEC filing. For more information on the merger, visit http://www.VotetheHPway.com.

HP shareowners deserve a carefully considered, comprehensive plan -- not last minute propositions that change weekly.

Sound strategic planning is the outcome of a process of good governance, deliberation and vigorous debate among board members. Over the last 2 1/2 years, the HP board and management team have thoroughly analyzed a wide range of strategic alternatives and concluded the merger with Compaq represents the single best way to create sustainable shareowner value across our businesses.

The merger with Compaq substantially improves both the market position and profitability of our enterprise business, it comprehends that scale and profitability are linked in the consolidating PC business and it recognizes that growth in our imaging and printing business is linked to the innovative capabilities of HP Labs and our computing systems business.

In contrast, on Feb. 12, 2002, Walter Hewlett stated that he wanted it "very clearly understood that (he) is not presenting a plan." Exactly one week later, he has changed his mind and now is asking HP shareholders to accept a proposition that was hastily cobbled together in an attempt to satisfy those who question his failure to provide a viable alternative to the merger with Compaq.

Addressing HP's future challenges and opportunities deserves thoughtful and comprehensive analysis, anything less is a disservice to the shareowners, customers and employees of this company. The merger with Compaq gives HP what it needs to succeed in a changing environment; Mr. Hewlett's latest filing does not.

ABOUT HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue of $45.2 billion in its 2001 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of profitability, earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.